UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated April 13, 2023

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

THIS REPORT ON FORM 6-K/A SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 on Form 6-K (this “Amendment”) is being filed to amend Arrival’s report on Form 6-K (the “Original 6-K”) filed on April 11, 2023 (Accession number: 0001193125-23-097726). Arrival is refiling Exhibit 99.1 to clarify that the record date for its reverse stock split has been updated to April 13, 2023. This Amendment is filed in its entirety. Except as set forth above, other disclosures in this Amendment have not been updated from the Original 6-K. Therefore, except for the changes expressly described above, this Amendment does not amend, supplement, update or restate any other information or disclosure contained in the Original 6-K and does not reflect any events that have occurred after the date of the Original 6-K.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated April 12, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name:	John Wozniak
Title:	Chief Financial Officer

Dated: April 12, 2023